[VDC LETTERHEAD]
November 24, 2010
Mr. Russell Mancuso
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Video Display Corporation Form 10-K for the fiscal year ended February 28, 2010 Filed May 28, 2010 File No. 0-13394
Dear Mr. Mancuso:
     As Chief Financial Officer of Video Display Corporation (the “Company”), I am responding to your letter dated November 22, 2010 pertaining to the above-referenced filing. In this letter, I restate each of your comments and insert, following those comments, a detailed response or explanation.
Item 10. Directors, Executive Officers, page 55
1.	We note that in your proxy statement, which you incorporate by reference, you do not provide the information required under Item 401(e) of Regulation S-K regarding the specific experience, qualifications, attributes or skills of each director. Please confirm that you will provide the applicable disclosure in your future filings.

Please be advised that, on a prospective basis, our future filings, beginning with the Annual Report on Form 10-K for the fiscal year ended February 28, 2011, will include the information required under Item 401(e) of Regulation S-K regarding the specific experience, qualifications, attributes or skills of each director, or such information will be included in our next proxy statement and incorporated into Form 10-K by reference.

As we believe this response fully addresses your comment, we respectfully request that you clear this comment.

Mr. Russell Mancuso
Branch Chief
November 24, 2010

Item 11. Executive Compensation, page 55
2.	In your disclosure of directors’ fees in your proxy statement you do not present the information in tabular format nor provide the disclosure regarding director compensation required in the table as set forth in Item 402(r) of Regulation S-K. Please confirm that you will comply with this disclosure requirement in future filings.

Please be advised that, on a prospective basis, our future filings, beginning with the Annual Report on Form 10-K for the fiscal year ended February 28, 2011, will present this information in tabular format and provide the disclosure regarding director compensation required in the table as set forth in Item 402(r) of Regulation S-K, or such information will be included in our next proxy statement and incorporated into Form 10-K by reference.

As we believe this response fully addresses your comment, we respectfully request that you clear this comment.
     I hereby acknowledge, on behalf of the Company, with respect to the filings to which this letter pertains (the “Filings”), that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any further questions or comments relating to this letter to me at (678) 942-5407.

Very truly yours, Gregory L. Osborn, Chief Financial Officer

cc:	Mr. Ronald D. Ordway, Chief Executive Officer